Exhibit 99.1

In March, FCA’s European passenger car sales totaled nearly 98,000 vehicles, representing a 15.7% year-over-year increase and outpacing the industry average for the third consecutive month. The Fiat 500 and Panda continued as the two best selling models in the European A segment, accounting for a combined 28.7% share, and the Fiat 500 set an all-time monthly sales record for Europe. The Fiat 500L was leader in its segment for the first quarter, with more than a 24% share. The Fiat 500X ranked among the top ten in its segment. The Jeep brand posted its 17th consecutive monthly increase, outpacing the industry in all major markets on the back of strong sales performance for the Renegade.

The European passenger car market (EU28+EFTA) registered its third consecutive monthly increase, with new registrations up 10.8% year-over-year to nearly 1,651,000 vehicles. For the three months year-to-date, sales were up 8.5% to nearly 3,638,000 vehicles.

FCA posted year-over-year sales growth that was significantly higher than the industry average, increasing 15.7% from March a year ago to 97,800 vehicles. Market share was 5.9%, compared with 5.7% a year ago.
The Group posted significant increases in all major markets, with sales up 57.1% in Spain (vs. 40.4% for the industry), 17.1% in Italy (vs. 15.1% for the industry), 11.7% in France (vs. 9.3% for the industry) and 25.2% in Germany (vs. 9% for the industry).
For the three months year-to-date, FCA posted unit sales of 227,600 vehicles, an increase of 11.6% over the same period in 2014, with market share increasing 20 basis points to 6.3%.

Fiat brand posted March sales of nearly 75,000 vehicles (+13.7%), with market share increasing 10 basis points to 4.5%. For the year-to-date, the brand’s European sales were up 8.3% to more than 171,000 vehicles, with share remaining stable at 4.7%.
In March, Fiat achieved significant increases in Germany (+20.4%), Italy (+15.9%), France (+13.9%) and Spain (+76.1%).
These results were primarily driven by the sales performance of the 500 family. For the 500, March sales were up 5.1% to 23,300 vehicles, representing the model’s best sales month since launch. It also led the European A segment with a 15.6% share. The 500L led the Small MPV segment with nearly 12,000 vehicles sold in March (23.1% share) and more than 27,000 sold for the year-to-date (share of more than 24%). It was also a very positive month for the 500X, with more than 5,000 vehicles sold in Europe. In Italy, the 500X continued to increase share, entering the top ten in the Small SUV segment. The Fiat Panda was the second most popular vehicle in the A segment, with more than 19,500 vehicles sold (+27.1%) and a 13.1% segment share. The Panda and 500 accounted for a combined 28.7% share of the A segment.

Lancia/Chrysler posted March sales of nearly 6,300 vehicles with market share at 0.4%. Year-to-date, brand sales totaled 17,800 vehicles and share was 0.5%.
The Ypsilon maintained its momentum with nearly 17,000 vehicles sold across Europe so far in 2015. In Italy, Ypsilon sales were up 8.3% for the first quarter, with share increasing 50 basis points to 13.2%. In March, the Ypsilon was the number one selling vehicle in the Italian B segment.

Alfa Romeo closed March with nearly 6,300 vehicles sold and European market share at 0.4%. Year-to-date, brand sales totaled nearly 15,000 vehicles and market share was 0.4%.
The brand posted a 30.1% sales increase in Austria in March. For the year-to-date, sales were up by 4.9% in Italy and 12.5% in Austria.
For the Giulietta, European sales are up 3.85% so far this year.

Jeep extended its growth streak to 17 consecutive months, with sales increasing by 213.7% (the brand’s highest ever percentage increase in Europe) to more than 9,250 vehicles. Market share was 40 basis points higher at 0.6%. For the first quarter, sales were up by 190.5% to more than 21,500 vehicles and share increased by 40 basis points to 0.6%.
The brand significantly outperformed the industry average in each of the five major European markets. Sales were up 249.3% year-over-year in Italy, 113.2% in Germany, 860.2% in France, 396.6% in the UK, and 260.4% in Spain.
The brand’s performance was driven by the Jeep Renegade, which sold more than 5,500 units in March and now ranks firmly among the top ten in its segment in Europe.

For Ferrari and Maserati, the Group’s luxury brands, European sales totaled 1,096 vehicles for the month and 2,204 vehicles for the quarter.

London, 16 April 2015

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